

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Joseph E. Teichman
General Counsel
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

Re: Lightstone Value Plus Real Estate Investment Trust III, Inc.
Amendment No. 1 to Form S-11
Filed June 25, 2014
File No. 333-195292

Dear Mr. Teichman:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.   Please refer to assumptions (6) and (7) on page 2 of the legality opinion. We note that these assumptions seem overly broad, considering that you are opining on the valid issuance of shares. Please provide a revised opinion that omits these assumptions or tell us why you believe they are appropriate. Please refer to Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Joseph E. Teichman
Lightstone Value Plus Real Estate Investment Trust III, Inc.
July 8, 2014
Page 2

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Peter M. Fass
        Proskauer Rose LLP
        Via E-mail